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                                                                     EXHIBIT 2

[LOGO]                                              FOR IMMEDIATE RELEASE
                                                    Contact: Conway G. Ivy
                                                    Vice President, Corporate
                                                       Planning and Development
                            NEWS:                   216-566-2102
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The Sherwin-Williams Company    101 Prospect Avenue, N.W.   Cleveland, Ohio 44115     (216) 566-2140
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         CLEVELAND, OHIO -- April 23, 1997 -- The Board of Directors of The
Sherwin-Williams Company (NYSE: SHW) today announced a quarterly dividend of
$0.10 per share on common stock, payable June 6, 1997 to shareholders of record on May 6, 1997.

         The Board of Directors today also adopted a new shareholder rights plan, declaring a dividend of one preferred stock purchase right for each outstanding share of common stock, $1.00 par value, of the Company, to replace the original shareholder rights plan in effect since January 25, 1989. The rights will be distributed to shareholders of record at the close of business on May 6, 1997.

         The new rights plan is intended to assure that all shareholders receive fair value for their investment in the Company and to provide the directors with sufficient time to evaluate fully any takeover offers. The new rights plan was not adopted in response to any specific takeover threat, and the Board of Directors is not aware of any efforts to acquire the Company.

         In connection with the adoption of the new rights plan, the Board of Directors today also approved and ordered the redemption of the rights outstanding under the original shareholder rights plan adopted in 1989. Holders of record of the Company's common stock at the close of business on May 6 1997, will receive $.01 for each right being redeemed. As a result of stock splits effected since the adoption of the original rights plan, this redemption price translates to $.0025 per share of common stock outstanding as of the record date. Shareholders of record on May 6, 1997 will receive the redemption payment along with the regular quarterly dividend payable on June 6, 1997.